Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-207748) on Form S-8 of Royal Bank of Canada of our report dated June 27, 2025, relating to the statements of net assets available for benefits of City National Bank Profit Sharing Plan as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year then ended December 31, 2024, and the related supplemental information as of December 31, 2024, appearing in this Annual Report on Form 11-K of City National Bank Profit Sharing Plan for the year ended December 31, 2024.

/s/ Moss Adams LLP

Portland, Oregon

June 27, 2025